USRP Equities, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

Report on Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2024

PUBLIC

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SEC FILE NUMBER
8-68106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USRP Equities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Wood Avenue South Suite 501
(No. and Street)

Iselin	New Jersey	08830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacques S. Pierre	732-321-8319	jspierre@usrbpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bakertilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Courtney Munoz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USRP Equities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDA M. PERRETTI
NOTARY PUBLIC
State of Maine
My Commission Expires
November 28, 2026

Signature: [signature]

Title:
Chief Executive Officer

[signature] 2/25/25
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

Index

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
TVG-KUSRP Holdings, L.P. and Member of USRP Equities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USRP Equities, LLC (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 26, 2025

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 166,131
Commissions receivable	1,640,306
Other current assets	4,404
Total assets	$ 1,810,841

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,613
Payable to related parties	1,640,306
Total liabilities	1,642,919
Commitments and contingencies	
Member's equity	167,922
Total liabilities and member's equity	$ 1,810,841

See Notes to Financial Statements.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

USRP Equities, LLC (the "Company"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was formed in May 2008.

FINRA and SIPC granted the Company membership effective January 20, 2010 and January 1, 2016, respectively.

The Company is a limited purpose broker-dealer created to receive securities-based compensation from other broker-dealers under commission sharing arrangements.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity. The Parent has pledged to provide an annual capital contribution to ensure the continued operations of the Company. The capital contribution provided in 2024 was $150,000.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:
The Company maintains cash deposits in a noninterest bearing checking account at a bank. At times, the cash balance exceeds federally insured limits. We have not experienced any historical credit losses associated with these balances.

Segment Reporting:
The Company is engaged in a single line of business as a securities broker-dealer, which is to receive securities-based compensation from third party broker-dealers under commission sharing arrangements. The Company has identified its Chief Financial Office as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting

Note 2 - Summary of significant accounting policies (concluded):

policies used to measure the profit and loss of the segment are the same as those described elsewhere in the summary of significant accounting policies. The company derived all of its total revenues from two external customers in 2024.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for credit losses, if necessary, based on a history of past write-offs and collections and current considerations. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any estimated credit losses which would be included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the receivable. As of January 1, 2024 and December 31, 2024, no allowance for credit losses were deemed necessary.

Major customers:

At December 31, 2024, 100% of the Company's commissions receivable are due from two clients.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for federal and state income tax purposes; hence, the Company files no income tax returns. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 3 - Related party transactions:

As stated in Note 1, the Company was created to receive securities-based compensation ("commissions") from third party broker-dealers (the "paying broker-dealers") under commission sharing arrangements. These commissions are generated by representatives of the paying broker-dealers who are agents of subsidiaries of the Parent (the "associated persons"). These commissions will be used by the Company to pay expenses incurred in support of the associated persons as outlined in commission sharing agreements between the Company, the associated persons, and the paying broker-dealers.

Note 3 - Related party transactions (concluded):

As agreed between the Company and the Parent, the subsidiaries of the Parent for which the associated persons are agents will also make expense payments to or in support of the associated persons for administrative services, compensation and benefits which include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits, all of which are generally not provided by the third-party broker-dealers. As these expenses are the responsibility of the Company under the commission sharing arrangements, the Company has agreed with the Parent that the Company will make management fee payments to the subsidiaries of the Parent for any amount of revenue collected by the Company in excess of costs directly incurred by the Company in support of the associated persons.

At December 31, 2024, there was no amount due to the Parent and amounts payable to subsidiaries of the Parent for management fees amounted to $1,640,306.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $163,518 which was $53,990, in excess of its minimum required net capital of $109,528. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 10.0 to 1.

Note 5 - Regulatory compliance:

The Company is not claiming an exemption from SEA Rule 15c3-3 because the Company does not hold customer funds or securities and its business activities are limited to receiving transaction-based compensation from other broker/dealers under a commission sharing arrangement limited to mutual funds and variable annuities.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 6 - Contracts:

The Company has a management agreement with its Parent and its subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 8 – Subsequent Events:

The Company evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the financial statements. Such evaluation was performed through February 26, 2025, the date that these financial statements were available to be issued. On January 15, 2025, the Parent made a $125,000 capital contribution to the Company.